787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 8, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Michelle Roberts, Esq.

Re:	Anchor Series Trust (the “Registrant”)

Response to Staff Comments on Post-Effective Amendment No. 61 to Registration

Statement on Form N-1A

Securities Act File No. 2-86188

Investment Company Act File No. 811-3836

Dear Ms. Roberts:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Stacey Ruiz of Willkie Farr & Gallagher, LLP on December 23, 2014 regarding Post-Effective Amendment No. 61 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 61 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Amendment”). The Amendment contains the prospectus and the statement of additional information for the SA BlackRock Multi-Asset Income Portfolio (formerly, the Multi-Asset Portfolio) (the “Fund”), a series of the Registrant.

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Comment 1:

Please confirm that all missing information will be included and bracketed information finalized in the subsequent post-effective amendment filed for the Fund. For future post-effective amendment filings involving material changes to a fund’s principal investment strategies, please provide a marked copy of the

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prospectus and statement of additional information showing the changes and include a detailed description of the key changes in the transmittal letter.

Response:

The Registrant confirms that all missing information will be included and all bracketed information will be finalized in the next post-effective amendment relating to the Fund. The Registrant also will provide the Staff with a marked copy of the prospectus and statement of additional information in connection with any future post-effective amendment filings involving material changes to a fund’s principal investment strategies, as well as a detailed description of the key changes in the related transmittal letter.

Comment 2:

The Fund’s principal investment strategies state that the Fund may use derivative instruments, including total return swaps. Please include disclosure in the principal investment strategies section or under Derivatives Risk that the Fund will set aside liquid assets equal to the full notional value of such derivative contracts. See generally Investment Company Act Release No. 10666 (April 18, 1979).

Response:

The Registrant has added disclosure to the subsection entitled “Glossary – Risk Terminology – Derivatives Risk” stating that the Fund will segregate liquid assets or otherwise cover its obligations in accordance with guidance provided by the Commission and its Staff. The Registrant notes that in December 2005, the Commission Staff informally embraced a flexible approach for covering cash-settled futures and forwards. For cash-settled futures and forwards, the Commission Staff indicated that a fund may segregate assets equal to the net amount owed under the contract, as determined daily, less any margin that must be posted with a futures commission merchant.[1] For purposes of the Commission Staff’s position, a cash-settled contract is one in which no physical delivery is permitted on the settlement date; instead, the parties to the contract must settle with cash.

The total return swaps discussed in the above-referenced disclosure are cash-settled contracts. Since the Fund is only exposed to the net amount owed under a cash-settled contract, the Registrant believes that, given the Commission and Commission Staff guidance described above, it is appropriate to segregate liquid investments equal to the marked-to-market value of the contract, rather than the full notional value.

Comment 3:	The REIT Risk disclosure states that the Fund will indirectly bear the risk of a REIT’s expenses. If applicable, please also disclose these expenses are not presented in the Fund’s fee table.

Response:	The Registrant respectfully submits that the fees and expenses of the REITs in which the Fund invests are not required to be included in the “Other Expenses”

1See Campbell Multi-Strategy Trust, Registration Statement for Closed-End Investment Companies (Form N-2) (Aug. 29, 2005, and amended Nov. 1, 2005, Dec. 2, 2005, and Feb. 7, 2006).

line item of the Fund’s fee table, and therefore has not included the requested disclosure.

Comment 4:	Please confirm to the Staff that if the Fund writes credit default swaps it will segregate the full notional amount of the credit default swap to cover such obligations.

Response:

The Registrant confirms that, if the Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, segregate assets equal to the full notional amount of the swap.

Comment 5:	On the signature page, please indicate the post-effective amendment number(s) in which the power of attorney for the relevant trustees can be found.

Response:	The requested change has been made.

Tandy Representations

In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
(b)	Commission Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
(c)	the Registrant may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8037.

Sincerely,

/s/ Stacey P. Ruiz

Stacey P. Ruiz

Cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management, LLC

  Thomas Peeney, Esq., SunAmerica Asset Management, LLC

  Margery K. Neale, Esq., Willkie Farr & Gallagher LLP

  Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP